-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 Final Amendment
                                      to
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13 (E) (1) OF THE SECURITIES AND EXCHANGE ACT OF 1934)

                            PETER KIEWIT SONS', INC.
                                (NAME OF ISSUER)

                            PETER KIEWIT SONS', INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS B CONSTRUCTION & MINING GROUP NONVOTING
                RESTRICTED REDEEMABLE CONVERTIBLE EXCHANGEABLE
                   COMMON STOCK, PAR VALUE $0.0625 PER SHARE,
                      CLASS C CONSTRUCTION & MINING GROUP
                 RESTRICTED REDEEMABLE CONVERTIBLE EXCHANGEABLE
                   COMMON STOCK, PAR VALUE $0.0625 PER SHARE,
             1990 SERIES CONVERTIBLE DEBENTURES DUE OCTOBER 31, 2000,
             1991 SERIES CONVERTIBLE DEBENTURES DUE OCTOBER 31, 2001
       AND 1993 SERIES CLASS D CONVERTIBLE DEBENTURES DUE OCTOBER 31, 2003
                         (TITLE OF CLASS OF SECURITIES)

                                    _________
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MATTHEW J. JOHNSON, ESQ.
                            PETER KIEWIT SONS', INC.
                                1000 KIEWIT PLAZA
                              OMAHA, NEBRASKA 68131
                                 (402) 342-2052
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)


                                    COPY TO:


                              JAMES D. DARROW, ESQ.
                           SUTHERLAND, ASBILL & BRENNAN
                           1275 PENNSYLVANIA AVE., N.W.
                             WASHINGTON, D.C. 20004
                                 (202) 383-0100


                                AUGUST 30, 1995
               (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN
                              TO SECURITY HOLDERS)
                           ---------------------------

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
TRANSACTION VALUATION: $216,350,000(1)            AMOUNT OF FILING FEE: $43,270
-------------------------------------------------------------------------------

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $44,311        Filing Party:  Peter Kiewit Sons', Inc.
Form or Registration No.:               Date Filed:  July 11, 1995
Registration Statement on
Form S-4 of Peter Kiewit Sons', Inc. and MFS Communications, Inc.
(No. 33-60977)

------------------
(1) Estimated solely for purposes of calculating the filing fee and computed pursuant to Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. This amount assumes the acquisition by Peter Kiewit Sons', Inc. of all of the Exchangeable Debentures, based on the face amount thereof, and a maximum of 8,500,000 shares of Class B Common Stock and Class C Common Stock, based on a book value of $25.10 per share.
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     (b) PKS made an offer to exchange (i) .416598 of a share of PKS Class D Diversified Group Convertible Exchangeable Common Stock, par value $0.0625 per share ("Class D Stock") for each share of PKS Class B Construction & Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock, par value $0.0625 per share ("Class B Stock"), and each share of PKS Class C Construction & Mining Group Restricted Redeemable Convertible Exchangeable Common Stock, par value $0.0625 per share ("Class C Stock"), including all shares of Class C Stock issued in exchange for Debentures (as described below), up to a maximum of 8,500,000 shares of Class B Stock and Class C Stock, in the aggregate, (ii) 24.75 shares of Class C Stock and 24.75 shares of Class D Stock for each $1,000 in principal amount of each outstanding 1990 Series Convertible Debenture of PKS due October 31, 2000 and convertible into Class C Stock and Class D Stock, (iii) 22.98 shares of Class C Stock and 22.98 shares of Class D Stock for each $1,000 in principal amount of each outstanding 1991 Series Convertible Debenture of PKS due October 31, 2001 and convertible into Class C Stock and Class D Stock and (iv) 19.97 shares of Class D Stock for each $1,000 in principal amount of each outstanding 1993 Series Convertible Debenture of PKS due October 31, 2002 and convertible into shares of Class D Stock (all such Convertible Debentures are collectively referred to as the "Exchangeable Debentures"), validly tendered and not properly withdrawn, upon the terms and subject to the conditions set forth in the Prospectus, dated August 30, 1995 (the "Prospectus"), the form of which is attached hereto as Exhibit 99.1, and in the related Letter of Transmittal (the "Letter of Transmittal"), the form of which is attached hereto as Exhibit 99.2 (which together constitute the "Exchange Offer"). For purposes of this Statement, the Class B Stock and the Class C Stock are referred to collectively as the Exchangeable Stock. The terms of the Exchange Offer were subsequently amended to reduce the maximum number of shares of Class B Stock and Class C Stock that would be exchanged in the Exchange Offer from 8,500,000 to 4,000,000. The Exchange Offer terminated in accordance with its terms on September 29, 1995. All of the Exchangeable Debentures, 884,400 shares of Class B Stock and 4,812,835 shares of Class C Stock were properly tendered and not withdrawn pursuant to the terms of the Exchange Offer. Of such tendered shares of Exchangeable Stock, 620,932 shares, or approximately 70%, of the tendered Class B Stock and 3,379,068 shares, or approximately 70%, of the tendered Class C Stock (a total of 4,000,000 shares of Exchangeable Stock) were exchanged for a total of 1,666,384 shares of Class D Stock, after imposition of a pro rata limit on the number of properly tendered shares of Exchangeable Stock to be accepted for exchange from each tendering holder. All of the Exchangeable Debentures were exchanged for 59,935 shares of Class C Stock and 69,022 shares of Class D Stock. In total, 1,735,406 shares of Class D Stock were issued in the Exchange Offer.




ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The consideration paid for the exchange of all the Exchangeable Debentures and 4,000,000 shares of Exchangeable Stock in the Exchange Offer was 59,935 shares of Class C Stock and 1,735,406 shares of Class D Stock.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated October 13, 1995

                                   PETER KIEWIT SONS', INC.

                                   By:  /S/ Robert E. Julian
                                        -------------------------
                                        Robert E. Julian
                                        Executive Vice President -
                                        Chief Financial Officer

                                        3